FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                  Stuart, James
                                                          2018 Oak Terrace
                                                          Sarasota, FL   34231
2. Issuer Name and Ticker or Trading Symbol:              SURG
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                               January 2000
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer                 X Director
                                                          _ 10% owner
                                                          _ Officer (Title):
                                                          _ Other (Specify)
  X Filed by One Reporting Person.
  _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                   Common Stock        Common Stock        Common Stock
2. Transaction Date:                    10/13/99            12/27/99            01/11/2000
3. Transaction Code
4. Securities Acquired (A) or
   Disposed (D):   Amount:              35,000              55,700              5,000
   A or D:                              D                   D                   D
   Price:                               59,594.05           62,045.00           5,125.05
5. Amount of Securities
   Beneficially owned at end
   of Month:                            781,619             725,919             721,419
6. Ownership Form:
   Direct (D) or Indirect (I):          D                   D                   D
7. Nature of Indirect
   Beneficial Ownership:

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                N/A
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
                    V:
5.  Number of Derivative Securities
    Acquired (A) or Disposed of (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
    Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially
    Owned  at end of Month:
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:







/s/ James Stuart                            Date: 1/28/2000
----------------------------------
James Stuart
**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).